SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Amendment No. 1

INSPRO TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

45778T 101
(CUSIP Number)

Alan Krigstein
Chief Financial Officer
Independence Blue Cross
1901 Market Street
Philadelphia, PA 19103
                      (215) 241-2420
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

November 29, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or  240.13d-1(g), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45778T 101

(1)     Names of reporting persons: Independence Blue Cross

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) ☐

             (b) ☐

(3)     SEC use only

(4)     Source of funds (see instructions)  WC

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

(6)    Citizenship or place of organization           Pennsylvania

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power         50,000,010*

(8)   Shared voting power

(9)   Sole dispositive power    50,000,010*

 (10)  Shared dispositive power

(11) Aggregate amount beneficially owned by each reporting person    50,000,010*

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    ☐

(13)    Percent of class represented by amount in Row (11)    25.6%**

(14)      Type of reporting person (see instructions)    CO

*
The reporting person acquired 200,000 Units, each unit consisting of (i) 1 share of Series B Stock (which are convertible into 20 shares of common stock, subject to certain adjustments) and (ii) a Warrant to purchase 10 shares of common stock of the Issuer on November 29, 2010.

**
The total issued and outstanding shares used to determine the percent of class represented by the amount in Row (11) is 195,267,239 shares and includes the shares of Issuer’s common stock outstanding as of November 15, 2010 as set forth on the cover page of the Issuer’s Quarterly Report on Form 10-Q, together with shares issuable on conversion or exercise of certain securities referenced therein (as adjusted), plus (i) the shares issuable upon conversion of the Series B Stock and (ii) the shares issuable upon exercise of the Warrants in each case issued on November 29, 2010.

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by Independence Blue Cross to amend the Schedule 13D (the "Schedule 13D") filed by it relating to the acquisition by it in a private placement of (a) 1,466,667 shares of Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Stock") of InsPro Technologies Corporation (formerly Health Benefits Direct Corporation), a Delaware corporation (the "Issuer") (each share of Series B Stock is convertible into 20 shares of common stock, par value $0.001 per share of the Issuer (the “Common Stock”)); and (b) warrants ( “Warrants”) to purchase an additional 14,666,670 shares of Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 150 N. Radnor-Chester Road, Suite B-101, Radnor, Pennsylvania 19087.

This Amendment is being filed in connection with the additional acquisition of (a) 200,000 shares of Series B Stock of the Issuer and (b) Warrants  to purchase an additional 2,000,000 shares of Common Stock of the Issuer in a second closing of the private placement contemplated by the Agreement (as defined below).

Item 2.  Identity and Background

Independence Blue Cross (“IBC” or the “Reporting Person”) is a Pennsylvania hospital plan corporation. The principal business of IBC, in conjunction with its affiliated companies, is providing health insurance and related products and services. IBC is headquartered at 1901 Market Street, Philadelphia, PA 19103.

During the last 5 years, IBC (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of such proceeding being that IBC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

IBC’s working capital was the source of funds for the purchase of the securities that are the subject of this filing.

Item 4.  Purpose of Transaction

On September 30, 2010, in a private placement transaction pursuant to the terms of a Securities Purchase Agreement (the “Agreement”) by and among the Issuer and certain investors, IBC purchased from the Issuer 1,466,667 Units, each Unit consisting of one (1) share of Series B Stock and a Warrant to purchase an additional ten (10) shares of Common Stock for an aggregate purchase price of $4,400,001, or $3.00 per Unit.  IBC purchased the Units for investment purposes.

On November 29, 2010, pursuant to the terms of the Agreement, IBC purchased from the Issuer an additional 200,000 Units for $600,000.  IBC purchased the additional Units for investment purposes.

Item 5.  Interest in the Securities of the Issuer

(a)
IBC owns 1,666,667 shares of Series B Stock, which is convertible into 33,333,340 shares of Common Stock of the Issuer, and Warrants to purchase 16,666,670 shares of Common Stock of the Issuer.  IBC may be deemed to beneficially own 50,000,010 shares of Common Stock (or approximately 25.6%) of the shares of Common Stock outstanding and deemed outstanding for purposes of this filing.

(b)	See rows (7) through (10) of the cover page for the Reporting Person at the beginning of this Schedule 13D, which is incorporated herein by reference.

(c)
The securities described in Item 5(a) above were purchased from the Issuer (in Units consisting of one share of Series B Stock and a Warrant to purchase 10 shares of Common Stock) in private placement transactions in Philadelphia, Pennsylvania on September 30, 2010 and November 29, 2010, for an aggregate cash purchase price of $5,000,001 ($3.00 per Unit).

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

Warrants

The terms of the Warrants permit IBC to purchase shares of Common Stock at any time prior to the fifth anniversary of issuance at an exercise price of $0.15 per share (subject to adjustment pursuant to certain anti-dilution provisions).  The terms of the Warrants permit the Issuer to call the Warrants at any point after which the volume weighted average trading price per share of the Common Stock for a minimum of 20 consecutive trading days is equal to at least eight times the exercise price per share (initially $1.20, subject to adjustment) provided that certain other conditions have been satisfied.

Series B Stock

Each share of Series B Stock is convertible into 20 shares of Common Stock, subject to adjustment pursuant to certain anti-dilution provisions. The holders of Series B Stock are entitled to vote together with the holders of Common Stock as a single class, with each share of Series B Stock having 20 votes. The following actions require the vote or consent of the holders of two-thirds of the outstanding shares of the Series B Stock, voting as a class with any other series of preferred stock ranking equally with the Series B Stock and entitled to vote:

(i)
any amendment, alteration or repeal of any provision of the Issuer’s certificate of incorporation (including the certificate of designation creating the Series B Stock) or the Issuer’s by-laws that would alter or change the voting powers, preferences or special rights of the Series B Stock so as to affect them adversely; or

(ii)
any amendment or alteration of the Issuer’s certificate of incorporation to authorize or create, or increase the authorized amount of, any shares of, or any securities convertible into shares of, any class or series of the Issuer’s capital stock unless such capital stock ranks junior to the Series B Stock with respect to the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding-up of the Issuer (including certain deemed liquidation events).

In addition, for so long as 1,000,000 shares of Series B Stock are outstanding, the vote or consent of the holders of at least two-thirds of the shares of Series B Stock at the time outstanding, voting as a class with all other series of preferred stock ranking equally with the Series B Stock and entitled to vote thereon, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating a "Fundamental Transaction", unless such transaction, when consummated, will provide the holders of Series B Stock with an amount per share equal to $3.00, plus any dividends declared but unpaid thereon. A "Fundamental Transaction" is (1) any merger or consolidation of the Issuer with or into another person, (2) any sale of all or substantially all of the Issuer's assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Issuer or another person) pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property.

Item 7. Material to be Filed as Exhibits

The Agreement, the Form of Warrant, and related documentation associated with the purchase of the Units by IBC are described in, and filed as exhibits to, the Current Report on Form 8-K filed by the Issuer on October 1, 2010.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2010

INDEPENDENCE BLUE CROSS

	By:	/s/ Alan Krigstein
Name: Alan Krigstein
Title: Senior Vice President & Chief Financial Officer